SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                              ---------------------

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                              ---------------------


                   For the fiscal year ended December 31, 2002

                          Commission file number 1-9076

                              ---------------------

                             Full Title of the Plan:

                    FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

                              ---------------------

         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              FORTUNE BRANDS, INC.

                                300 Tower Parkway
                          Lincolnshire, Illinois 60069

       ==================================================================

Future Brands LLC
Retirement Savings Plan
Report on Audits of Financial Statements
As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002 and the Period
April 1, 2001 through December 31, 2001

Future Brands LLC Retirement Savings Plan
Contents
December 31, 2002 and 2001
-------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Accountants.............................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits..........................2

Statements of Changes in Net Assets Available for Plan Benefits...............3

Notes to Financial Statements..............................................4-10


Note: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Future Brands LLC Retirement Savings Plan.

                         Report of Independent Auditors



To Future Brands LLC

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Future Brands LLC Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 and the period April 1, 2001 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLC


May 23, 2003

Future Brands LLC Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2002 and 2001
(In Thousands)
--------------------------------------------------------------------------------


                                                    2002           2001
Assets
  Beneficial interest in Fortune Brands, Inc.
   Savings Plans Master Trust net assets         $    19,234     $    22,322
  Receivables
   Company contributions                               1,204           1,545
                                                ============    =============
              Total assets                           20,438           23,867
                                                ------------    -------------
Net assets available for plan benefits          $    20,438     $     23,867
                                                ============    =============




















    The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002 and the Period
April 1, 2001 through December 31, 2001
(In Thousands)
--------------------------------------------------------------------------------

                                                        2002           2001
Additions
Allocated share of Fortune Brands, Inc.
 Savings Plans Master Trust investment income      $         -     $       941
Company contributions                                    1,204           1,571
Participant contributions                                1,231             767
Transfers to the plan (Note 5)                             182          20,759
                                                   -------------   -------------
         Total additions                                 2,617          24,038

Deductions
Allocated share of Fortune Brands, Inc. Savings
 Plans Master Trust investment losses                    4,303               -
Benefits paid to participants                            1,708             171
Transfer from the plan (Note 5)                             35               -
                                                   -------------   -------------
         Total deductions                                6,046             171
                                                   =============   =============

Increase (decrease) in net assets                       (3,429)          23,867
                                                   -------------   -------------
Net assets available for plan benefits,
   beginning of period                                  23,867               -
                                                   -------------   -------------
Net assets available for plan benefits,
   end of period                                   $    20,438     $    23,867
                                                   =============   =============














    The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of Plan

     General

     The Future Brands LLC Retirement Savings Plan (the "Plan"), established effective April 1, 2001 for employees of Future Brands LLC ("Future"), is designed to encourage and facilitate systematic savings and investment by eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/ Summary Plan Description, each of which is available from the plan administrator at 510 Lake Cook Road, Deerfield, Illinois 60015-4964.

     The financial statements present the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 and the period April 1, 2001 through December 31, 2001. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the "Master Trust"), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Fortune Brands Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the "Trustee").

     Contributions

     The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the "Code") of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Future. Participants' annual tax deferred contributions are limited by the Code to $11,000 and $10,500 in 2002 and 2001, respectively.

     Profit-sharing contributions are made by Future and allocated to its participants in proportion to eligible compensation. Future makes a determination each year as to the amount of its profit-sharing contribution. Future made profit sharing contributions totaling $1,204 and $1,545 for the 2002 and 2001 plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

     Participants may direct the investment of their tax deferred contributions, rollover contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds, excluding the Gallaher ADR Fund.

     Participant account balances are maintained to reflect each participant's beneficial interest in the Plan's funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants' accounts based on the ratio of each participant's account balance invested in an investment fund to the total of all participants' account balances invested in that fund as of the preceding valuation date.

Future Brands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Vesting

     Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) termination of employment without fault; (3) death; (4) disability; (5) attainment of age 65; or (6) years of service (as summarized in the schedule below):

                                                                     Vesting
     Number of Full Years of Service                                Percentage
     -------------------------------                                ----------
     Less than 3                                                         0%
     3 but less than 4                                                  20%
     4 but less than 5                                                  40%
     5 but less than 6                                                  60%
     6 but less than 7                                                  80%
     7 or more                                                         100%

     Forfeitures

     Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant's previously forfeited amount will be reinstated to the participant's account.

     Loans

     A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balance in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also may not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

     A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balance and evidenced by a written obligation payable to the Trustee which is invested in the loan fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments.

     Distributions and Withdrawals

     Benefits are payable from a participant's account under the Plan provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after attainment of age 59-1/2.

Future Brands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Distributions and withdrawals are recorded when paid.

     Other

     Although they have not expressed any intent to do so, Future has the right under the Plan to discontinue contributions at any time and Future, as plan sponsor and administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.   Summary of Significant Accounting Policies

     Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income

     The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

     Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

     Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses.

Future Brands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2002 and 2001 (in thousands):

                                                                     2002          2001
     Net assets available for Plan benefits as stated
       in the accompanying financial statements                 $    20,438    $    23,867
     Less: Amounts payable to terminated employees and
       Plan participants who have retired or terminated
       employment but elected to have their assets remain
       in the Plan                                                        -           (305)
     Less: Amounts allocated to withdrawing participants                  -           (101)
                                                                ------------   -----------
     Net assets available for Plan benefits as stated
       in Form 5500                                             $    20,438    $    23,461
                                                                ============   ===========

     The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2002 and 2001(in thousands):

                                                                     2002          2001
     Benefits paid to participants as stated in the
       accompanying financial statements                        $     1,708    $       171
     Add: Amounts payable to terminated employees and
       Plan participants who have retired or terminated
       employment but elected to have their assets remain
       in the Plan as of current year end                                 -            305
     Add: Amounts allocated to withdrawing participants
       as of current year end                                             -            101
     Less: Amounts allocated to withdrawing participants
       as of prior year end                                            (101)             -
                                                                ------------   -----------
     Benefits paid to participants as stated in Form 5500       $     1,607    $       577
                                                                ============   ===========

     The following is a reconciliation of other income as stated in the financial statements to the Form 5500 at December 31, 2002 and 2001 (in thousands):

                                                                     2002          2001
     Other income as stated in the accompanying
       financial statements                                     $         -    $         -
     Add: Adjustment of amounts payable to terminated
       employees and Plan participants who have retired
       or terminated employement but elected to have their
       assets remain in the Plan as of the prior year end               305              -
                                                                ------------   -----------
     Other income as stated in Form 5500                        $       305    $         -
                                                                ============   ===========

Future Brands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     In the prior year, the Company reported benefits payable in the Form 5500 as amounts payable to employees who have retired or terminated employment but have elected to have their assets remain in the Plan. In the current year, the Company changed its method of reporting benefits payable to reflect amounts payable to employees who have retired or terminated employment and requested withdrawals but have not been paid out as of year end. The current year adjustment of the prior year benefits payable amount is reflected as other income in the Form 5500.

4.   Plan Amendments

     The Plan was amended effective September 1, 2002 to increase the maximum participant contribution from 15% to 50% of compensation, except for highly compensated participants, who will be limited to 17% of compensation.

     The Plan was amended effective January 1, 2002 to permit participation in profit sharing for all participants who are employed to work at least 20 hours per week.

     The Plan was amended effective January 1, 2002 to limit each participant's compensation to $200,000 in each Plan year.

     The Plan was amended effective January 1, 2002 to allow the receipt of after-tax rollovers.

     The Plan was amended effective January 1, 2002 to decrease the period of time following a participant's hardship withdrawal for which the participant cannot make tax deferred or after-tax contributions to six months.

     The Plan was amended effective January 1, 2002 to increase the maximum annual additions to participant accounts to the lesser of $40,000 or 100% of the participant's compensation.

     The Plan was amended effective January 1, 2002 to allow participants who have attained age 50 to make "catch-up" contributions in accordance with
     Section 414(v) of the Code. This permits such individuals to make annual tax deferred contributions for specific amounts in excess of the Code's previously mentioned limits on such contributions.

     The Plan was amended effective January 1, 2002 to add the Fidelity Value Fund.

5.   Transfers to the Plan

     During 2001, the value of participant accounts transferred to the Plan from the Fortune Brands Retirement Savings Plan on April 1 totaled $20,759,274.

     During 2002, transfers relate to transactions in the ordinary course of business between the Plan, the Fortune Brands Retirement Savings Plan, and the Fortune Brands Hourly Employee Retirement Savings Plan.

6.   Assets Held in Master Trust

     The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a beneficial interest of approximately 3.67% and 3.73% in the Master Trust's net assets at December 31, 2002 and 2001, respectively.

Future Brands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     Master Trust assets at December 31, 2002 and 2001 are as follows (in thousands):

                                                                                 2002           2001
     Interest and dividends receivable                                       $       229     $      511
     Common stock - corporate
       Fortune Brands, Inc. common stock                                          45,677         38,950
       Other common stock                                                         94,831        126,964
     U.S. Government securities                                                    6,911         11,080
     Corporate debt instruments                                                    6,799         16,202
     Registered investment companies                                             296,953        340,987
     Collateralized promissory notes from participants                            16,316         16,254
     Interest bearing cash                                                        57,133         49,045
                                                                             ------------    ------------
          Total assets                                                           524,849        599,993

     Administrative expenses payable                                                (488)          (786)
                                                                             ------------    ------------
     Total net assets of the Master Trust available for benefits             $   524,361     $  599,207
                                                                             ============    ============

     The net appreciation (depreciation) in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2002 and 2001 is as follows (in thousands):

                                                                                 2002           2001
     Net appreciation (depreciation in fair value
       Common stock - corporate
         Fortune Brands, Inc. common stock                                   $     6,752     $    9,717
         Other common stock                                                      (34,888)       (24,025)
       U.S. Government securities                                                    847            (34)
       Corporate debt instruments                                                   (315)           402
       Registered investment companies                                           (64,722)        (24,973)
                                                                             ------------    ------------
          Net depreciation in fair value of
           investments of the Master Trust                                       (92,326)        (38,913)

       Interest income                                                             3,039           5,026
       Dividend income                                                             2,532           2,715
       Administrative expenses                                                    (2,078)         (2,328)
                                                                             ------------    ------------
          Total net loss of the Master Trust                                 $   (88,833)        (33,500)
                                                                             ============    ============

7.   Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Future Brands LLC Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

8.   Use of Estimates

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

9.   Credit Risks

     The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

10.  Tax Status

     The Internal Revenue Service ("IRS") issued a determination letter dated October 24, 2001 to Future stating that the Plan meets the requirements of
     Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

11.  Related-Party Transactions

     Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $46,826 and $29,634 for the years ended December 31, 2002 and 2001. In addition, fees payable to the trustee as of December 31, 2002 and 2001 were $5,339 and $4,937, respectively.

                                    SIGNATURE



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Future Brands LLC has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.






                               FUTURE BRANDS LLC RETIREMENT
                                  SAVINGS PLAN



                               By:     /s/ Michael P. Donohoe
                                  ----------------------------------------
                                  Michael P. Donohoe
                                  President and Chief Executive Officer
                                  Future Brands LLC







Date:    June 30, 2003